Exhibit 10.1

520 Broad Street ewark, NJ 07102

January 20, 2022

VIA EMAIL

William Conkling

110 Woods End Drive

Basking Ridge, NJ 07920

william.conkling@rafaelholdings.com

Dear Bill,

It is our pleasure to offer you continued employment at Rafael Holdings, Inc. (“Rafael” or the “Company”) in accordance with the terms and conditions provided herein. Effective February 1, 2022 (the “Effective Date”), the Employment Agreement between you and the Company dated as of March 7, 2021 (the “Prior Agreement”) shall terminate and be of no further force and effect and shall be superseded and replaced in its entirety by this letter agreement (the “Letter Agreement”), which outlines the terms of your continued employment at the Company as follows:

1.	Position and Duties:

From and after the Effective Date, you will be employed as the Chief Executive Officer of the Company (the “Position”), which shall be an executive officer position with the Company, and in that role you will oversee and direct, subject to the direction, supervision and oversight of the Board of Directors of the Company (the “Board”) and the Chairman of the Board of the Company (the “Chairman”), all of the Company’s operations and its subsidiaries, affiliates, and entities in which the Company holds equity and other interests. You shall also serve in such additional capacities with subsidiaries and affiliates of the Company as shall be agreed upon in writing between you and the Company from time to time.

During the Term, you shall devote substantially all of your business time, and on a full-time basis, use your skills and render services to the best of your abilities on behalf of the Company (and its subsidiaries and affiliates). You shall report directly to the Board or to such other parties as reasonably designated by the Chairman from time to time commensurate with the Position. You shall be responsible for all duties as reasonably required by the Position as determined by the Board that are commensurate with the Position. You shall comply with all of the published policies and procedures of the Company. Notwithstanding the foregoing, with the prior written consent of the Board (which consent shall not be unreasonably withheld or delayed), you shall be permitted to act or serve as a director, trustee, or committee member of any type of business, civic, or charitable organization, provided that such activities do not, individually or in the aggregate, create a potential or actual conflict with the interests of the Company or materially interfere with your service to the Company or duties hereunder (in each case, as determined by the Board).

You will work at the Company’s headquarters -- currently located at 520 Broad Street, Newark, NJ 07102 -- or such other location designated by the Company, on a regular basis, and you will travel for purposes of Company business, in accordance with the Company’s needs and as otherwise determined by the Board.

2.	Term:

Your employment pursuant to this Letter Agreement shall be from the Effective Date through January 31, 2023; and thereafter, the term of this Letter Agreement will automatically renew for additional successive terms of one (1) year each unless either party gives notice to the other party at least ninety (90) days before January 31, 2023 or January 31st of any succeeding year that such party does not wish to renew this Letter Agreement, in which case both the Letter Agreement and your employment hereunder shall automatically terminate on such January 31st (the term in effect, the “Term”). Notwithstanding the foregoing, your employment shall be at will may be terminated at any time by either you or the Company pursuant to Section 7 hereof.

520 Broad Street ewark, NJ 07102

3.	Compensation:

From and after the Effective Date during the Term, you will be compensated at an annual base salary rate of $500,000.00 (the “Base Salary”), which will be paid to you on a prorated basis less payroll deductions and required withholdings, in accordance with the Company’s standard payroll procedures. Your position is classified as exempt for purposes of relevant wage-hour law and therefore you will not be entitled to overtime pay.

In addition to the Base Salary, you will also be eligible for an annual discretionary bonus (the “Annual Bonus”). The Annual Bonus at target or 100% achievement will be in the amount of 50% of your Base Salary, your entitlement to which and any amount thereof to be determined in the sole and absolute discretion of the Compensation Committee of the Board.

4.	Paid Time Off and Benefits:

In addition to Company-designated paid holidays, each calendar year you shall be eligible to accrue twenty (20) days of paid vacation time (prorated for partial years of employment), as well as use sick time, in each case as shall be calculated and administered in accordance with the Company’s applicable policies, as may be updated from time to time, and applicable law.

As a full-time employee of the Company, you will be eligible for health insurance coverage and other employee benefits, in each case as available to similarly situated employees, in accordance with the relevant plans, as such plans are adopted by the Company.

You shall also be entitled to reimbursement for pre-approved business expenses incurred by you in the course of your performance of your duties, as per Company policy, provided that you submit to the Company applicable invoices and other documentation, in form and in substance in accordance with Company policy.

5.	Equity:

Within thirty (30) days following the Effective Date, the Company will grant to you, under the Company’s 2021 Equity Incentive Plan (as amended from time to time, the “Plan”), SIX HUNDRED TWENTY-THREE THOUSAND SEVEN HUNDRED THIRTY-TWO (623,732) shares (“Shares”) of Restricted Class stock of the Company.

In the event that the Company issues capital stock or derivative equity securities in connection with the consummation, modification or termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (the “Merger Agreement”), by and among the Company, Rafael Pharmaceuticals, Inc. (“Pharma”) and the other parties thereto, provided that you shall not have given notice of termination of this Letter Agreement or your employment with the Company and this Letter Agreement or your employment with the Company shall not have otherwise terminated, the Company will grant you additional restricted shares of Class B common stock of the Company so that your relative equity interest in the Company shall not be diluted thereby.

Twenty-five percent of the Shares (including any anti-dilution grants) will vest on December 21, 2022 at (the “Initial Vesting Date”) and the remainder of the Shares shall vest in twelve substantially equal amounts on or near each of the first through the twelfth quarterly anniversaries of the Initial Vesting Date, provided that vesting will be timed to coincide with expected open trading windows under the Company’s Insider Trading policy. The terms and conditions of the grant of the Shares shall be as set forth in the Plan and the related grant agreement. Except as otherwise specifically set forth herein, all unvested Shares shall terminate if your full-time employment with the Company shall cease for any reason.  All unvested Shares shall vest upon a “Change of Control” (as defined in the Plan). Any tax liability in connection with the Shares shall be borne solely by you.

Additionally, the vesting schedule of the Options granted to you pursuant to the Prior Agreement shall be amended to be as follows: all Options will vest on September 30, 2026.

520 Broad Street ewark, NJ 07102

6.	Company Property:

During the Term, the Company may provide you with the benefit of using Company property, such as, but not limited to, a Company-provided laptop. You are obligated to use such Company property in accordance with Company guidelines, and to return any such property to the Company upon the Company’s request, but in any case, upon the termination of your employment, regardless of the reason for such termination.

7.	Termination:

Your employment at the Company may be terminated as set forth below:

(a) Death; Disability. Your employment at the Company shall terminate upon your death or, as permitted by law, “Disability” (as hereafter defined). Upon any such termination, you (or, in the event of your death, your estate) shall receive the Base Salary and all benefits as generally eligible, in each case through the Date of Termination (as hereafter defined). You (and, in the event of your death, your estate) shall not be entitled to any other amounts or benefits from the Company other than as set forth in this Section 7(a). For purposes of this Letter Agreement, “Disability” shall mean your inability to perform your duties on account of a physical or mental illness for a period of sixty (60) consecutive days or ninety (90) days in any six (6) month period. Notwithstanding anything contained herein to the contrary, during any period of disability, the Company shall not be obligated to pay any compensation or other amounts to you.

(b) Termination for Cause/Resignation without Good Reason. The Company may terminate your employment at the Company at any time without advance notice for “Cause” and you may terminate your employment at the Company without “Good Reason” (as hereafter defined) upon thirty (30) days’ written notice from you to the Company in accordance with Section 7(e) below. For purposes of this Letter Agreement, the Company shall have Cause to terminate your employment upon your:

(i)	commission of fraud, theft, embezzlement, self-dealing, or misappropriation of corporate assets or acts constituting a felony under the laws of the United States or any state thereof;

(ii)	commission of willful or negligent acts or omissions in connection with your employment which result in an assessment of a civil or criminal penalty against you, the Company, or its affiliates;

(iii)	commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of your lawful duties or responsibilities which have or may be expected to have an adverse effect on the Company or its affiliates;

(iv)	commission of any serious offense that results in or would reasonably be expected to result in (i) financial or other harm or (ii) negative publicity, to the Company or its affiliates;

(v)	engaging in any act covered by Rule 506(d) of Regulation D under the Securities Act of 1933, as amended, and/or engaging in any act, or existence of any circumstances that would, in the reasonable judgment of the Company, be harmful to the Company’s ability to have its common stock be granted approval to list, or continue to be listed, on the NYSE, American, or Nasdaq exchanges;

(vi)	willful or continued failure to substantially perform your duties hereunder (other than any such failure resulting from your incapacity due to physical or mental illness or disability), after written notice has been delivered to you by the Company identifying the manner in which you have not substantially performed your duties. For the sake of clarity, failure to achieve certain results shall not, on its own, be deemed Cause;

520 Broad Street ewark, NJ 07102

(vii)	willful or continued failure to perform an act permitted by the Company’s rules, policies, or procedures, including without limitation, the Company’s Code of Business Conduct and Ethics that is within your material duties hereunder (other than by reason of physical or mental illness or disability) or directives of the Board, or material breach of the terms of this Letter Agreement, of the NDNC (as hereafter defined), or Company policy;

(viii)	breach of any fiduciary duty owed to the Company or its affiliates that results in or would reasonably be expected to result in (i) financial or other harm, or (ii) negative publicity, to the Company or its affiliates;

(ix)	extended unexcused absence; or

(x)	knowing and intentional misrepresentation or concealment of material information regarding the Company from the Board or the Chairman.

No act, or failure to act, on your part shall be considered “willful” if done or omitted to be done by you in good faith and in the belief that your action or omission was in the best interest of the Company or its affiliates.

In the event that the Company terminates your employment for Cause or you resign from the Company without Good Reason: (i) you shall receive the Base Salary and all benefits as generally eligible, in each case through the Date of Termination and (ii) the Company shall have the right to determine whether or not you will actively work for the Company during any notice period. You shall not be entitled to any other amounts or benefits from the Company other than as set forth in this Section 7(b).

(c) Termination without Cause. Your employment at the Company may be terminated by the Company without Cause upon thirty (30) days’ written notice to you in accordance with Section 7(e) below.

In the event of your termination by the Company without Cause or if the Company, in accordance with Section 2 hereof, provides notice to you that it does not want this Letter Agreement to automatically renew: (i) you shall receive the Base Salary and all benefits as generally eligible, in each case through the Date of Termination, (ii) the Company shall have the right to determine whether or not you will actively work for the Company during the notice period, and (iii) provided that you execute and deliver a separation and release agreement in a form acceptable to the Company within twenty-one (21) days after the Date of Termination (unless applicable law requires a longer time period, in which case this date will be extended to the minimum time required by applicable law and such 21-day or extended period, as applicable, the “Release Execution Period”) and do not revoke such agreement, (A) any unvested Shares shall continue to vest for six (6) months following the Date of Termination and (B) you will receive (1) an amount equal to twelve (12) months of Base Salary, payable, subject to Section 11 hereof, in twenty-four (24) equal installments in accordance with the Company’s regular payroll schedule, (2) a prorated portion of the Annual Bonus for the fiscal year in which the Date of Termination occurs equal to 100% of your target Annual Bonus amount for the year during which the Date of Termination occurs multiplied by (y) a fraction, the numerator of which is the number of days in the fiscal year that you were employed through the Date of Termination and the denominator of which is 365, payable, subject to Section 11 hereof, in twenty-four (24) equal installments in accordance with the Company’s regular payroll schedule, (3) to the extent not already paid, the Annual Bonus for the year preceding the Date of Termination that you would have received had you remained continuously employed by the Company through the payment date of such Annual Bonus, if any, and (4) subject to your timely election of continuation coverage under COBRA, the eligibility requirements and other terms and conditions of such insurance coverage, the terms and conditions of Section 7(g) hereof, and upon your submission to the Company of appropriate documentation substantiating payment by you to the Company’s COBRA vendor of the applicable COBRA coverage premium, reimbursement of the portion of the premium costs for such coverage during the applicable COBRA Reimbursement Period (as hereafter defined) that the Company would pay if you remained employed by the Company at the same level of coverage that was in effect as of the Date of Termination. You shall not be entitled to any other amounts or benefits from the Company other than as set forth in this Section 7(c).

520 Broad Street ewark, NJ 07102

(d) Resignation by You for Good Reason. Your employment at the Company may be terminated by you for Good Reason if (x) you have given written notice to the Company of the existence of Good Reason no later than forty-five (45) days after its initial existence, (y) the Company has not remedied such Good Reason in all material respects within forty-five (45) days after its receipt of such written notice, and (z) you provide written notice of your resignation to the Company in accordance with Section 7(e) hereunder within one hundred twenty (120) days following the initial existence of such Good Reason. In the event of your termination of your employment for Good Reason: (i) you shall receive the Base Salary and all benefits as generally eligible, in each case through the Date of Termination, (ii) the Company shall have the right to determine whether or not you will actively work for the Company during any notice period, and (iii) provided that you execute and deliver a separation and release agreement in a form acceptable to the Company within the Release Execution Period (and do not revoke such agreement), (A) any unvested Shares shall immediately vest and (B) you will receive (1) an amount equal to twelve (12) months of Base Salary, payable, subject to Section 11 hereof, in twenty-four (24) equal installments in accordance with the Company’s regular payroll schedule, (2) a prorated portion of the Annual Bonus for the fiscal year in which the Date of Termination occurs equal to 100% of your target Annual Bonus amount for the year during which the Date of Termination occurs multiplied by (y) a fraction, the numerator of which is the number of days in the fiscal year that you were employed through the Date of Termination and the denominator of which is 365, payable, subject to Section 11 hereof, in twenty-four (24) equal installments in accordance with the Company’s regular payroll schedule, (3) to the extent not already paid, the Annual Bonus for the year preceding the Date of Termination that you would have received had you remained continuously employed by the Company through the payment date of such Annual Bonus, if any, and (4) subject to your timely election of continuation coverage under COBRA, the eligibility requirements and other terms and conditions of such insurance coverage, the terms and conditions of Section 7(g) hereof, and upon your submission to the Company of appropriate documentation substantiating payment by you to the Company’s COBRA vendor of the applicable COBRA coverage premium, reimbursement of the portion of the premium costs for such coverage during the applicable COBRA Reimbursement Period (as hereafter defined) that the Company would pay if you remained employed by the Company at the same level of coverage that was in effect as of the Date of Termination. You shall not be entitled to any other amounts or benefits from the Company other than as set forth in this Section 7(d).

As used herein, the term “Good Reason” shall mean the occurrence of either of the following, without your consent: (i) a material reduction of your responsibilities or (ii) relocation of your principal place of employment more than fifty (50) miles outside of Newark, New Jersey. Your actions approving or ratifying any of the foregoing changes (that otherwise may be considered Good Reason) in writing will be considered consent for the purposes of this Good Reason definition.

(e) Notice of Termination. Your resignation or any termination of your employment by the Company shall be communicated from one party to the other party by written “Notice of Termination”. Such Notice of Termination shall specify the last day of the Term.

(f) Date of Termination. “Date of Termination” shall mean: (i) if your employment is terminated by your death, the date of your death, or (ii) if your Employment is terminated for any other reason, the date specified in the Notice of Termination as the last day of the Term.

(g) COBRA Reimbursement. In the event that you seek reimbursement for COBRA coverage premiums pursuant to Section 7(c) or 7(d), documentation substantiating payment to the COBRA vendor shall be submitted by you to the Company within thirty (30) days of such payment and the Company shall make reimbursement to you within thirty (30) days of receipt of such documentation. The “COBRA Reimbursement Period” shall begin on the first day of the month following the Date of Termination and end upon the earliest of: (A) the conclusion of 12 months thereafter; (B) the date you are no longer eligible to receive COBRA coverage; and (C) the date on which you otherwise become eligible to receive medical insurance coverage from another employer. You agree to notify the Company within five (5) calendar days of becoming eligible to receive medical insurance coverage from another employer. You agree that if you do not timely elect COBRA coverage with the Company’s COBRA vendor, or do not timely submit COBRA premium payments to the COBRA vendor on an ongoing monthly basis, you will have voluntarily waived you entitlement to receive COBRA reimbursement hereunder. Following the expiration of the COBRA Reimbursement Period, you may elect to continue COBRA coverage for the remainder of the COBRA eligibility period as defined by law, if any, at your own expense. In no event will the Company be obligated to pay any portion of your COBRA coverage premiums for a period beyond the COBRA Reimbursement Period.

(h) Transition. Regardless of the circumstances surrounding your resignation or termination of employment, you hereby agree that upon your resignation or termination of employment, you will return to the Company all Company property and will make every effort to facilitate the orderly transition of your duties and responsibilities.

8.	Restrictive Covenants:

You hereby acknowledge and agree that the Non-Disclosure and Non-Competition Agreement between you and the Company effective as of March 7, 2021 (which agreement was attached as Schedule A to the Prior Agreement) (the “NDNC”) shall remain in full force and effect.

520 Broad Street ewark, NJ 07102

9.	Governing Law and Agreements:

During the period of your employment at the Company, you will be required to abide by all policies of the Company, as established from time to time. The terms of your employment, as well as your post-employment obligations, will be governed by the terms of this Letter Agreement, the NDNC, and applicable law. It is agreed that as of the Effective Date, the terms of this Letter Agreement and the NDNC constitute the entire understanding between you and the Company regarding the subject matter hereof and supersede any previous understanding or agreement (whether oral or written) between you and the Company and/or the Company’s management. For the avoidance of doubt, it is clarified that the Prior Agreement shall remain in effect up to and including January 31, 2022.

The Company shall have the right to assign its rights and obligations under this Letter Agreement to any individual, entity, corporation, or partnership that succeeds to all or a portion of the relevant business or assets of the Company. This Letter Agreement is personal to you, and you may not assign your rights and obligations under this Letter Agreement to any third party.

By your signature below, you represent that you are not bound by any agreement, whether oral or written, with a third party, where such agreement would in any way limit your ability to perform your obligations under this Letter Agreement, and you agree that at no time during your employment with the Company will you undertake responsibilities or obligations that will present a conflict of interest with, or limit your ability to fulfil the duties of, your position at the Company.

10.	Notices:

All notices and other communications under this Letter Agreement shall be in writing and shall be given by hand, by email, or by first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given three (3) days after mailing, twenty-four (24) hours after transmission of an email, or immediately upon hand delivery or explicit acknowledgement of receipt.

11.	Section 409A of the Internal Revenue Code of 1986 as amended:

You and the Company hereby affirm that with respect to any and all payments and benefits under this Letter Agreement, the intent is that such payments and benefits either: (i) do not constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code (“Section 409A”), and therefore are exempt from Section 409A, (ii) are subject to a “substantial risk of forfeiture” and are exempt from Section 409A under the “short−term deferral rule” set forth in Treasury Regulation §1.409A−1(b)(4), or (iii) are in compliance with the terms of 409A. In any event, you and the Company further confirm that they intend to have all provisions of this Letter Agreement construed, interpreted and administered in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. By way of example, and not limitation, solely for purposes of determining the time and form of payments, which are subject to Section 409A, due you under this Letter Agreement in connection with your termination of employment with the Company, you shall not be deemed to have incurred a termination of employment unless and until you shall incur a “separation from service” within the meaning of Section 409A. Each amount or installment to be paid or benefit to be provided under this Letter Agreement shall be construed as a separate and distinct payment for purposes of Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Letter Agreement or any other arrangement between you and the Company during the six (6) month period immediately following your separation from service shall instead be paid on the first business day after the date that is six (6) months following your separation from service (or, if earlier, your date of death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to you under this Letter Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during one year may not affect amounts reimbursable or provided in any subsequent year. The Company makes no representation that any or all of the payments described in this Letter Agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. You understand and agree that you shall be solely responsible for the payment of any taxes, penalties, interest or other expenses incurred by you on account of non-compliance with Section 409A.

520 Broad Street ewark, NJ 07102

12.	Section 280G.

(a) Notwithstanding any other provision of this Letter Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to you or for your benefit pursuant to the terms of this Letter Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Code Section 280G and would, but for this Section 12 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to you of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to you if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

(b) The Covered Payments shall be reduced in a manner that maximizes your economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

(c) Any determination required under this Section 12, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion. You shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 12. The Company’s determination shall be final and binding on you.

13.	Dispute Resolution:

In the event of a dispute between you and the Company arising out of or related to your employment with the Company (with the exception of disputes arising under the NDNC and claims that pursuant to applicable law a party is prohibited from requiring another party to agree to submit to arbitration), you and the Company agree to exclusively settle such dispute by means of arbitration pursuant to the Federal Arbitration Act, administered by the American Arbitration Association (“AAA”), with such arbitration to take place in New Jersey or another mutually agreed upon location and to be conducted in accordance with the AAA’s Employment Arbitration Rules. In such arbitration, a single arbitrator, appointed by the mutual agreement of you and the Company: (i) shall not amend or modify the terms of this Letter Agreement or of any Company policy, and (ii) shall render a decision within ten (10) business days from the later of closing statements or submission of post-hearing briefs by the parties. The arbitration award shall be final and binding, and any state or federal court shall have jurisdiction to enter a judgment on such award. It is understood that this requirement to arbitrate disputes means that by signing below, you and the Company specifically waive any right either party may have to a trial by jury in a court of law with respect to all claims and demands arising out of or related to your employment with the Company, including, without limitation, any rights you may assert under any federal, state, or local laws or regulations applicable to your employment with the Company (with the exception of disputes arising under the NDNC and claims that pursuant to applicable law a party is prohibited from requiring another party to agree to submit to arbitration). For the avoidance of doubt, the parties acknowledge and agree that the existence of a claim by a party that is not subject to arbitration pursuant to this paragraph shall not impair the enforceability of this paragraph with respect to any other claim brought by that party. Notwithstanding the foregoing, nothing in this paragraph shall be interpreted to mean that you cannot file a charge with the Equal Employment Opportunity Commission and/or the National Labor Relations Board or any comparable federal, state, or local governmental agency.

To accept this offer of continued employment and the terms and conditions hereof, please sign and date this Letter Agreement below and return the signed document to David Polinsky at david.polinsky@rafaelholdings.com.

Very truly yours,

/s/ Howard Jonas
Howard Jonas
Chairman of the Board

AGREED TO AND ACCEPTED BY:	/s/ William Conkling
William Conkling

DATE: 1/20/22